UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2024

Commission file number 001- 41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

On December 3, 2024, Meihua International Medical Technologies Co., Ltd. (the “Company”) received notification (“Notice”) from the Nasdaq Stock Market, LLC (“Nasdaq”) that the Company is no longer in compliance with the minimum bid price requirements of Nasdaq Listing Rule 5450(a)(1). Nasdaq Listing Rules (the “Rules”) require listed securities to maintain a minimum bid price of $1 per share and, according to the Notice, based upon the closing bid price of the Company’s ordinary shares for the last 30 consecutive business days from October 21, 2024 to December 2, 2024, the Company no longer meets this requirement (the “Minimum Bid Price Requirement”). The Notice has no immediate effect on the listing of the Company’s ordinary shares and they will continue to trade on Nasdaq under the ticker symbol “MHUA.”

Under Nasdaq Listing Rule 5810(c)(3)(A), if during the 180 calendar days after receipt of the Notice, or until June 2, 2025 (the “Compliance Period”), the closing bid price of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Price Requirement and its ordinary shares will continue to be eligible for listing on the Nasdaq Global Market absent noncompliance with any other requirement for continued listing. If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period, however, under Nasdaq Listing Rule 5810(c)(3)(A)(ii), the Company may be eligible for an additional 180-day compliance period if it applies to transfer the listing of its ordinary shares to the Nasdaq Capital Market. To qualify, the Company would be required to pay Nasdaq a $5,000 application fee to transfer to the Nasdaq Capital Market, meet all of the other initial listing standards for the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and provide Nasdaq with written notice of its intention to cure the minimum bid price deficiency during the second compliance period. If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period (or the Compliance Period as may be extended), and the Company has not effectuated a reverse stock split in order to bring its stock price up above $1.00 for at least 10 consecutive trading days, the Company’s ordinary shares will be subject to delisting. The Company will continue to monitor the situation and take such action as deemed necessary to remedy its failure to meet the Minimum Bid Price Requirement, as needed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meihua International Medical Technologies Co., Ltd.

Dated: December 5, 2024	By:	/s/ Xin Wang
	Name:	Xin Wang
	Title:	Chief Executive Officer
(Principal Executive Officer)

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